UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated February 19, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: February 20, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 February 19, 2008

Dejour Tests More Gas at Peace River Arch as Natural Gas Prices Climb

Vancouver BC, February 19, 2008- Dejour announces  continued significant drilling success in Canada’s Peace River Arch, continues to target  > 10,000,000 cubic feet natural gas equivalent per day (mmcfe/d) production from current operations in this area and witnesses natural gas prices rising materially.

PEACE RIVER ARCH CANADA - DRAKE PROSPECT

Dejour has now successfully drilled and cased the #5 well at its Drake Project.  Production testing of the Halfway sands showed rates of greater than 1,600,000 cubic feet of natural gas per day, without any stimulation. The Notikewin zone will be tested shortly.

Well #6 at its Drake Project has now reached total depth and has been cased. Evaluation of the prospective zones will commence later this week.

Dejour owns an undivided 100% interest in both these wells and adjacent lands.

The #6 well will conclude the Drake exploration and development drilling program for the 2007-08 winter drilling season. Plans are to place these 6 wells on production prior to breakup, with the gas moving through available pipelines running both east and west from this project area. Final production rates will be aggregated at that time, however, Pipeline construction continues at Drake.

As previously mentioned, Dejour has as many as 4 additional drill sites on these 100% owned lands for future development. The Company is exploring the possibilities of further significantly greater exposure to natural gas productivity in this area.

OTHER PEACE RIVER ARCH CANADA PROSPECTS

The drill rig from the #6 well at Drake has been moved to the Alberta site of the Company’s sixth and final exploration well of the season, a 5500’ test of a prominent channel sand known to be prolific in the area. Drilling operations have commenced.

Cumulative results of this exploration program will be forthcoming as results are available. To date, one of the new discoveries has tested over 3,000,000 cubic feet of natural gas per day with over 150 barrels of light oil (Dejour 100%). Two additional exploratory wells show strong indications of hydrocarbons on the logs and are currently being evaluated for production. Rates will be published when available.

Finally, Dejour’s, third party operated 30% owned Saddle Hills discovery is now being placed on production ( two zones tested > 1,600,000 cubic feet of natural gas). An offset well is to commence drilling this winter season. The Company is currently preparing to record a seismic program to assist in future development.

A National Instrument #51-101 independent reservoir engineering reports will be forthcoming prior to the end of March 2008, as required to assign reserves and values to year end 2007. A second report will be created at the end of the current exploration and development program to update these results.

NYMEX Henry’s Hub Natural Gas continues to rise and today is $8.98 (US/MMBtu).

Charles Dove, P. Geophysics, is the qualified person for this report.

BOEs [or 'MmcfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties -including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com